Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS FISCAL FOURTH QUARTER AND

FULL YEAR 2023 RESULTS

HONG KONG —July 13, 2023 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for the fiscal fourth quarter and fiscal year ended March 31, 2023, which reflect the adverse impact of the sudden lifting of COVID-19 restrictions in China and the lingering negative impact on the Company’s business and sales. The Company noted financial results are not comparable with results from prior years, as ongoing business uncertainties required it to take multiple provision charges, while prior periods separately benefited from non-recurring subsidies.

For the fiscal 2023 fourth quarter, net sales were $1.7 million compared to $3.0 million in the year ago period, reflecting the negative impact of the COVID-19 pandemic, including manufacturing, customer and supply chain restrictions and closures, unpredictability in ordering patterns and sickness of substantially all employees in China caused by the sudden lifting of all COVID-19 restrictions followed by the annual Chinese New Year Holidays, which resulted in reduced production operations and shutdowns for about one month at the Company’s Shenzhen, China factory. Gross profit was $0.26 million, compared to $0.89 million in the year ago period. Net loss for the fiscal 2023 fourth quarter was $1.13 million, or $0.28 per diluted share, compared to a net loss of $0.369 million or $0.09 per diluted share in the year ago period.

Net sales for fiscal year 2023 were $10.2 million compared to $12.4 million for the fiscal year 2022, reflecting the above noted negative impact of the COVID-19 pandemic. Gross profit for the fiscal year 2023 was $3.1 million with a gross margin of 30.7%, compared to $3.8 million and 30.4% percent for the fiscal year 2022. Net loss for fiscal 2023 was $294,000, or $0.07 per diluted share, compared with a net gain of $443,000, or $0.11 per diluted share, a year earlier.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, said, “The decrease in sales for fiscal 2023, including the fourth quarter, was mainly a result of the complex business situation caused by the global impact of COVID-19, which caused numerous challenges in the supply chain, logistics, and our business operations, including reduced production operations and shutdowns. During the multiple years of the COVID-19 pandemic and lockdowns, hidden behind all of the supply chain problems, there was a significant retail customer surge in demand for home and household products as people utilized their time at home to improve their living spaces. This increased demand supported our sales. However, once the lockdowns ended, there was a notable shift in consumer behavior. People no longer wished to stay at home but desired to travel and explore. Consequently, the demand for home-related products sharply declined, leading to a significant decrease in our sales in fiscal 2023. The impact of this boom and bust cycle continues to be felt throughout the industry worldwide, and directly impacts many of the home-related products customers we manufacture for. Our primary focus remains on supporting our customers and reinforcing our financial stability. Being conservative, which such an extreme situation warrants, we established reserves for various contingencies, such as, potential severance payments, allowances for expected credit losses, potential inventory write offs, tax provision etc. In total about $2.60 million of such precautionary provisions were taken, in an effort to protect the Company from being caught in an extreme situation ,which would damage our future expected recovery. These provisions, in combination with our strong cash position and having no debt, should provide our Company a safety cushion to benefit us in the future.

We are in a strong financial position with total equity of $8.2 million at March 31, 2023, representing approximately $2.02 per diluted share, and are well-positioned for growth once the macro environment stabilizes and the effects of COVID-19 subside.”

The Company reported a $32,000 currency exchange gain for the fiscal year 2023 compared with a $24,000 currency exchange loss a year earlier. The currency exchange gain in the current year was mainly due to the weakened RMB. The Company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB and Kyat are expected to affect the Company’s future results.

The Company’s cash balance at March 31, 2023 was approximately $7 million, or approximately $1.71 per diluted share. Total current assets at March 31, 2023, were $10.7 million, with working capital of $6.60 million and a current ratio of 2.62:1. Total accounts receivable at March 31, 2023 decreased to $1.9 million from $2.3 million a year ago. The significant decrease in net sales in the fiscal 2023 third and fourth quarter contributed to this decrease.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, the political situation in Myanmar, relations between the U.S. and China, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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For further information, please contract :

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801

Consolidated Statement of Income

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, (Audited)

	2023	2022	2023	2022

Net sales	$1,695	$3,008	$10,242	$12,365
Cost of sales	1,432	2,119	7,101	8,595
Gross profit	263	889	3,141	3,770
Selling, general and administrative expenses	1,488	1,055	3,618	3,203
Operating income/(loss )	(1,225)	(166)	(477)	567

Non-operating items

Exchange gain/(loss), net	6	(4)	32	(24)
Interest income	52	2	87	11
Gain on disposal of assets	0	0	7	14
Other income	33	(1)	38	0
Total non-operating income / (expenses)	91	(3)	164	1

Share of profits / (loss) of equity investee	-	-	-	-
Net income/(loss) before income tax and non-controlling Interest	(1,134)	(169)	(313)	568
Income taxes	10	(201)	20	(101)
Net income/(loss) before non-controlling interests	(1,124)	(370)	(293)	467

Less: Net gain / (loss) attributable to non-controlling Interests	1	(1)	1	24
Net income/(loss) attributable to Highway Holdings Limited shareholders	$(1,125)	$(369)	$(294)	$443

Net income/(loss) per share:
Basic	$(0.28)	($0.09)	$(0.07)	$0.11
Diluted	$(0.28)	$0.09)	$(0.07)	$0.11

Weighted average number of shares outstanding:
Basic	4,087	4,033	4,070	4,033
Diluted	4,087	4,033	4,070	4,188

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2023	2022
Current assets:
Cash and cash equivalents	$6,952	$6,010
Deposit	-	1,075
Accounts receivable, net of doubtful accounts	1,886	2,260
Inventories	1,413	2,350
Prepaid expenses and other current assets	406	620
Income tax recoverable	3	7
Total current assets	10,660	12,322

Property, plant, and equipment, (net)	401	643
Operating lease right-of-use assets	2,514	1,799
Long-term deposits	213	-
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$13,883	$14,859

Current liabilities:
Accounts payable	$928	$828
Operating lease liabilities, current	573	933
Accrual expenses and other liabilities	1,991	2,599
Income tax payable	568	620
Dividend payable	1	202
Total current liabilities	4,061	5,182

Long term liabilities:
Operating lease liabilities, non-current	1,482	268
Deferred income taxes	107	140
Long term accrued expenses	17	-
Total liabilities	5,667	5,590

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	41	40
Additional paid-in capital	12,003	11,816
Accumulated deficit	(3,396)	(2,284)
Accumulated other comprehensive income /(loss)	(444)	(303)
Non-controlling interest	12	0
Total equity	8,216	9,269
Total liabilities and shareholders’ equity	$13,883	$14,859

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